SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


An Annual Meeting of Stockholders was held on August 17, 2016. At such meeting the stockholders elected the two of the three Class III Directors. Nicholas T. Sibley did not receive the required majority vote. Effective August 17, 2016, Mr. Sibley resigned from the Board of Directors. The Board has been reduced to seven members.

     1) Election of Class III Directors:


                      Affirmative       Shares
                      votes cast        Withheld

Robert F. Gunia       7,300,448         1,608,261
Nicholas T. Sibley    2,556,861         6,351,848
Christopher Sykes     7,245,207         1,663,502